Mail Stop 6010

June 12, 2007

Jeff Krstich
Chief Executive Officer
International Stem Cell Corporation
2595 Jason Court
Oceanside, CA 92056

> **Re: International Stem Cell Corporation**
> **Registration Statement on Form SB-2, Amendment 2**
> **Filed May 31, 2007**
> **File No. 333-142048**

Dear Mr. Krstich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2/A2

Prospectus Summary, page 1

1. We note your response to comment 4. Please disclose in the first paragraph of the Prospectus Summary that you do not yet have any products on the market addressing your business's main focus, which is cell transplant therapy.

Intellectual Property, page 22

2. Please clarify what "PCT Countries" means.

License Agreements, page 22

3. We note in the discussion of the Advanced Cell Technology agreements that "all payments required to date have been made." Please state the aggregate amount of these payments, and state what they were for.

Selling Stockholders, page 35

4. The selling security holders to whom footnotes 139, 140, and 142 on page 53 apply appear to be affiliates of broker-dealers. As requested in comment 47, please include the following representations regarding these security holders:

   • the selling security holder received the securities in the ordinary course of business; and
   • at the time they received the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

   If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

Management's Discussion and Analysis, page 12
Research and Development

5. Refer to your response to our comment 22 and we repeat our comment in part. Since you do not maintain any research and development costs by project, provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on your projects.

Results of Operations, page 13

6. Please revise the heading with regards to your comparison of fiscal years ended December 31, 2006 and December 31, 2005 as the years ended December 31, 2007 and December 31, 2006 is incorrect.

Liquidity and Capital Resources, page 13

7. Please revise your discussion related to financing activities as there appears to be a formatting error.

8. Refer to your response to our comment 24 and revised disclosure. Please provide additional discussion with regards to the reasons for the increases and decreases for items causing the changes in cash provided by operations, investing and financing rather than merely restating the fluctuations which are apparent from the statement of cash flows.

9. Refer to your response to our comment 25. Please address in this disclosure the terms under which future payments related to sales will be required such as the percentage of sales, minimum payment amounts, etc., similar to the disclosure on page F-23 related to your ACT contractual obligations. In addition, please disclose the obligation schedule to ACT as provided on page F-23 or provide a cross reference to this table.

Financial Statements

Note 1. Organization and Significant Accounting Policies, page F-7

10. Refer to your response to our comments 52 and 53 and we reissue these comments. Please disclose your revenue recognition, cost of sales, and research and development expense accounting policies in the notes to the financial statements.

Note 3. Patent Licenses, page F-10

11. Refer to your response to our comment 54 and we reissue our comment in part. Disclose how you are using these assets and why capitalization was appropriate instead of expensing as research and development expense. It does not appear that you addressed this part of the comment in your response. Also, please explain to us why you include a line item called "Gross profit" when this appears to exclude certain items that would be considered "Cost of Sales."

Note 8. Stock Options and Warrants, page F-13

12. Refer to your response to our comment 55. Please clarify that the 1,976,190 warrants earned is in relation to the aggregate of warrants to purchase 2,250,190 shares of common stock issued to the placement agent. In addition, please reference in this footnote the warrants to purchase 1,202,856 shares of common stock issued between February and August 2006 by Lifeline.

13. Refer to your response to our comments 56 and 57. EITF 00-19 indicates that an instrument that requires the issuer to deliver registered shares, the instrument would be classified as a liability under EITF 00-19 as the registration of the shares is outside of the control of the issuer and nonperformance under the contract is not

considered an option. Please revise your accounting accordingly. Please note that the accounting for the registration rights agreement is separate from the accounting for the liquidated damage clause.

Note 9. Commitments and Contingencies, page F-15

14. Refer to your response to our comment 58 and we reissue the comment. Please tell us how you accounted for the 15.5 million shares received from American Stem Cell Corporation in 2005, not in 2006.

Form 10-Q for the quarter ended March 31, 2007

15. Please reconcile your financial statement balances to those presented in the Form SB-2/A2 (i.e. additional paid-in capital, deficit accumulated during the development stage, general and administrative expense, increase <decrease> in accrued expenses and related party payables, net income, issuance of common stock, etc.) and revise accordingly.

16. Please revise your statement of cash flows line item related to the cumulative cash paid for interest to present the actual cumulative amount from inception.

Note 8. Stock Options and Warrants, page F-25

17. Please reverse the dates presented on your table to show the earliest period first rather than the current period.

Form 8-K filed 12/29/06

Exhibit 99.2: Financial Statements of Lifeline Cell Technology, LLC

18. Please amend the filing to provide an auditor report which opines on the cumulative financial information.

*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Eric A. Klein, Esq.
        Sheri Watts, Esq.
        Katten Muchin Rosenman LLP
        2029 Century Park East, Suite 2600
        Los Angeles, CA 90067